EXHIBIT 12.1

BOISE CASCADE CORPORATION AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

	Year Ended December 31
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	2000	1999	1998	1997	1996
	________	________	________	________	________
	(thousands, except ratios)

Interest costs	$152,322	$146,124	$159,870	$137,350	$128,360
Guarantee of interest on ESOP debt	10,880	12,856	14,671	16,341	17,874
Interest capitalized during the period	1,458	238	1,341	10,575	17,778
Interest factor related to noncapitalized leases (a)	13,394	13,065	11,308	11,931	12,982
	________	________	________	________	________
Total fixed charges	$178,054	$172,283	$187,190	$176,197	$176,994
	========	========	========	========	========
Income (loss) before income taxes, minority interest, and cumulative effect of accounting change	$298,331	$355,940	$(16,878)	$(28,930)	$31,340
Undistributed (earnings) losses of less than 50% owned entities, net of distributions received	(2,061)	(6,115)	3,791	5,180	(1,290)
Total fixed charges	178,054	172,283	187,190	176,197	176,994
Less: Interest capitalized	(1,458)	(238)	(1,341)	(10,575)	(17,778)
Guarantee of interest on ESOP debt	(10,880)	(12,856)	(14,671)	(16,341)	(17,874)
	________	________	________	________	________
Total earnings before fixed charges	$461,986	$509,014	$158,091	$125,531	$171,392
	========	========	========	========	========

Ratio of earnings to fixed charges	2.59	2.95	-	-	-

Excess of fixed charges over earnings before fixed charges	$-	$-	$29,099	$50,666	$5,602

(a)	Interest expense for operating leases with terms of one year or longer is based on an imputed interest rate for each lease.